SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 8)*

Under the Securities Exchange Act of 1934

AVIS BUDGET GROUP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

053774105
(CUSIP Number)

David Zales

SRS Investment Management, LLC

One Bryant Park

39th Floor

New York, New York 10036

(212) 520-7900

with a copy to:

Marc Weingarten, Esq.

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 16, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SRS INVESTMENT MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (see Item 5)
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 053774105	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON KARTHIK R. SARMA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,000,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,000,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,000,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SANOKE VISWANATHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 6,126 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 6,126 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,126 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1% (see Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053774105	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2016 (the “Original Schedule 13D”), Amendment No. 1 to the Schedule 13D, filed with the SEC on March 4, 2016 (“Amendment No. 1”), Amendment No. 2 to the Schedule 13D, filed with the SEC on June 3, 2016 (“Amendment No. 2”), Amendment No. 3 to the Schedule 13D, filed with the SEC on January 19, 2017 (“Amendment No. 3”), Amendment No. 4 to the Schedule 13D, filed with the SEC on May 4, 2017 (“Amendment No. 4”), Amendment No. 5 to the Schedule 13D, filed with the SEC on December 11, 2017 (“Amendment No. 5”), Amendment No. 6 to the Schedule 13D, filed with the SEC on January 16, 2018 (“Amendment No. 6”), and Amendment No. 7 to the Schedule 13D, filed with the SEC on February 15, 2018 (“Amendment No. 7;” together with this Amendment No. 8, the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and Amendment No. 6, the  “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Avis Budget Group, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 16, 2018, the SRS Parties entered into a second amended and restated cooperation agreement with the Issuer (the “Second Amended Cooperation Agreement”), whereby the parties agreed, among other things, and subject to certain conditions, that (i) on April 20, 2018, the Issuer will increase the size of its Board of Directors (the “Board”) to fourteen (14) directors and appoint Jagdeep Pahwa (“Mr. Pahwa”) and Carl Sparks (“Mr. Sparks,” and together with Mr. Pahwa, the “New Directors”) to serve as members of Board to fill such newly created directorships; (ii) the Issuer will include Brian Choi (“Mr. Choi”) and Sanoke Viswanathan (“Mr. Viswanathan,” and, together with Mr. Choi and the New Directors, the “Applicable Directors”) in its slate of nominees for election as directors at the Company’s 2018 annual meeting of stockholders and the Issuer will include the Applicable Directors in its slate of nominees for election as directors at any meeting of stockholders during the Standstill Period (as defined in the Second Amended Cooperation Agreement) at which directors are to be elected; (iii) Mr. Choi will be appointed to and serve on the Compensation Committee of the Board and Mr. Pahwa will be appointed to and serve on the Executive Committee of the Board and the Corporate Governance Committee of the Board during the Standstill Period; (iv) the Issuer will take all necessary actions to cause its currently existing stockholder rights plan to expire on the date of the Second Amended Cooperation Agreement; (v) the SRS Parties will abide by certain standstill provisions during the Standstill Period; and (vi) the SRS Parties will vote their shares of Common Stock in favor of the Issuer’s nominees and other ordinary course proposals at any stockholder meeting during the Standstill Period, subject to certain exceptions. In addition, under the Second Amended Cooperation Agreement, the SRS Parties (i) have customary replacement rights with respect to the Applicable Directors during the Standstill Period, subject to the reasonable approval of such replacements by the Issuer, so long as SRS maintains certain specified Minimum Ownership Levels (as defined in the Second Amended Cooperation Agreement) and (ii) have the right to (x) make proposals involving the acquisition of all of the outstanding Common Stock to the Board, and, in specified circumstances, to stockholders of the Company, and (y) in specified circumstances, engage in discussions and/or partner with third parties with respect to the making of such proposals.

The foregoing summary of the Second Amended Cooperation Agreement is qualified in its entirety by reference to the full text of the Second Amended Cooperation Agreement, which is referenced as Exhibit 5 to this Schedule 13D (and which is incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on April 16, 2018).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)-(c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties:

(a) The SRS Parties beneficially own 12,000,000 shares of Common Stock. Mr. Viswanathan beneficially owns 6,126 shares of Common Stock. The aggregate number of shares of Common Stock to which this Schedule 13D relates is 12,006,126 shares of Common Stock, constituting approximately 14.8% of the outstanding Common Stock. All percentages set forth herein are based upon a total of 80,952,244 shares of Common Stock outstanding as of January 31, 2018, as reported in the Issuer's Form 10-K filed with the SEC on February 22, 2018. Pursuant to certain cash-settled equity swaps between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to an additional 12,996,000 notional shares of Common Stock, constituting approximately 16.1% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.

In addition, pursuant to certain options between the Funds and broker-dealer counterparties, the Reporting Persons have economic exposure to an additional 4,000 notional shares of Common Stock, constituting less than 0.1% of the outstanding shares of Common Stock, as described in Item 6 of this Schedule 13D.

Representatives of the Investment Manager previously engaged in discussions with Mr. Viswanathan regarding the nomination of Mr. Viswanathan for election to the Board. However, as a result of the Second Amended Cooperation Agreement, the SRS Parties and Mr. Viswanathan may no longer be deemed members of a “group” as defined in Rule 13d-5 of the Exchange Act. This Amendment No. 8 constitutes an “exit” filing for Mr. Viswanathan.

(b) Each of the SRS Parties has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 12,000,000 shares of Common Stock. Mr. Viswanathan has the sole power to vote or direct the vote or to dispose or direct the disposition of 6,126 shares of Common Stock.

(c) On February 23, 2018, Mr. Viswanathan acquired 572 shares of Common Stock under the Issuer’s Non-Employee Directors Deferred Compensation Plan.

(e) As a result of the Second Amended Cooperation Agreement, which is attached as Exhibit 5, as of April 16, 2018, Mr. Viswanathan may no longer be deemed part of a “group” as defined in Rule 13d-5 of the Exchange Act, that beneficially owns more than 5% of the outstanding shares of Common Stock. Accordingly, this Amendment No. 8 constitutes an exit filing for Mr. Viswanathan.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On April 16, 2018, the Issuer and the SRS Parties entered into the Second Amended Cooperation Agreement, the terms of which are described in Item 4 of the Schedule 13D. The Second Amended Cooperation Agreement is referenced as Exhibit 5 to the Schedule 13D and is incorporated by reference herein.

CUSIP No. 053774105	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description

5	Second Amended Cooperation Agreement, dated April 16, 2018 (incorporated by reference to Exhibit 10.1 of the Form 8-K, filed by the Issuer on April 16, 2018).

CUSIP No. 053774105	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 17, 2018

SRS INVESTMENT MANAGEMENT, LLC

By:
	Name:	David B. Zales
	Title:	General Counsel

KARTHIK R. SARMA /s/ Karthik R. Sarma

SANOKE VISWANATHAN
/s/ Sanoke Viswanathan